Filed Pursuant to Rule 433

Registration No. 333-124581

High Yield Capital Markets

Westlake Chemical Corporation

SUMMARY OF TERMS

Issuer:	Westlake Chemical Corporation
Issue:	Senior Unsecured Notes
Distribution:	Registered
Ratings:	Ba2/BB+
Principal Amount Offered:	$250,000,000
Gross Proceeds:	$249,185,000
Net Proceeds	$246,060,000

Coupon:	6.625%
Offer Price:	99.674
Yield:	6.670%
Spread:	+225bps over the 4.5 % UST due 1/15/15 (4.42%)

Maturity:	1/15/2016
Interest Payment Dates:	1/15 and 7/15, commencing 7/15/06

Trade Date:	1/10/2006
Settlement Date: (T + 3)	1/13/2006

Equity Clawback:	Until 1/15/09 at 106.625% for up to 35%

Call Feature:	Callable, after the dates and at the prices, as set forth below:
	1/15/2011	103.313
	1/15/2012	102.208
	1/15/2013	101.104
	1/15/2014 and on	100.000

CUSIP:	960413AE2
ISIN #:	US960413AE26

Managers:	DB/BofA/JPM, CSFB
Splits:	55%/30%/7.5%/7.5%
Gross Fee	1.250%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Patricia McGowan at Deutsche Bank Securities Inc. at (212) 250-2500.